



05005081

Exel plc
Ocean House
The Ring
Bracknell
Berkshire
RG12 1AN
United Kingdom

Telephone +44 1344 302000
Facsimile +44 1344 710031

16 December 2004

United States Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549
United States of America
Attention: Public Reference Room

Dear Sirs

Re: Exel plc (File No. 82-34655)
Furnishing of documents pursuant to Rule 12g3-2(b)(1)(iii)

Pursuant to the provisions of Rule 12g3-2(b)(1)(iii) under the US Securities Exchange Act of 1934, Exel plc hereby furnishes the following documents:

1. Corporate Announcements during the period:
   - Exel realises US$61m in final sale of shares in Sirva Inc – 27/9/04
   - Exel acquires Bodenor and builds upon existing presence in Chile – 11/10/04
   - Exel confirms good third quarter trading meets expectations and is making rapid progress on Tibbett & Britten integration – 26/10/04
   - Cory Environmental strengthens its commercial services – 3/11/04
   - Exel hosts 4th Annual Investor Conference and confirms trading is in line with market expectations – 24/11/04
   - Cory Environmental expands waste transfer service in London – 30/11/04

Yours faithfully

Doug Evans
Company Secretary

Douglas.evans@exel.com
Tel +44 (0)1344 744525
Fax +44 (0)1344 710034

Dw 1/11

Enc

Exel realises US$61m in final sale of shares in Sirva Inc

(London, UK, 27 September 2004) Exel, the world leader in supply chain management, announced today that the Group has now sold all of its remaining stake of 2.8m shares in Sirva Inc for a net consideration of US$61m.

This brings the total realised in 2004 to US$159m.

--ends--

For further information contact:

Duncan Magrath — +44 1344 744344
Director of Investor Relations
and Financial Strategy
Exel plc

Louisa Potter
Investor Relations Manager — +44 1344 744208
Exel plc

Press Information

EXEL ACQUIRES BODENOR AND BUILDS UPON EXISTING PRESENCE IN CHILE

(London, UK – 11 October, 2004) Exel, the global leader in supply chain management, today announced its acquisition of the logistics business of Bodenor S.A. of Santiago (Bodenor), one of Chile's top domestic third-party logistics services providers.

Whilst financially this is a small acquisition (net assets acquired are less than US$1 million), strategically it enables Exel to expand relationships with key customers and further develop its business in the South Cone region (Brazil, Argentina and Chile). Additionally, Exel secures a platform for competitively priced shared-user warehousing and transportation solutions in Chile.

Bodenor provides dedicated and shared-user warehousing services from two facilities in metropolitan Santiago to more than 40 customers. Since 2002, Exel has operated a warehouse and freestanding aerosol storage facility in Santiago on behalf of SC Johnson.

John Allan, Chief Executive, Exel, said, "As a smaller market, Chile often represents a logistics challenge because few companies have the sales volume needed to support a dedicated solution. Therefore, they seek shared-user solutions that can create the economies of scale required to achieve a competitive logistics solution. Now, international companies can concentrate their business with a single partner capable of managing their respective supply chains across Latin America."

Exel's South Cone customers, especially in the consumer and healthcare sectors, increasingly require a regional solution merging global strength with local market knowledge.

"This strategic move complements our existing distribution network by building upon the infrastructure of regional distribution centers and merge-docks Exel has implemented in Brazil," said Humberto Florez, Exel's Senior Vice President, Contract Logistics, Latin America. "Also, Bodenor's presence in Chile enables Exel to provide valuable transportation management services in the country by allowing freight consolidation from the same facility to common customer destinations."

-ends-

For more information, please contact:

Exel plc
Duncan Magrath
Director of Investor Relations
and Financial Strategy +44 7802 636283

Rebecca Salt
Director of Marketing and Communications +44 7774 679739

The Maitland Consultancy
Lydia Pretzlik/Brian Hudspith +44 20 7379 5151

Exel Press Office
Sarah Jones +44 1908 244306

Notes to Editors – about Exel
Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing, retail and consumer industries. Exel's comprehensive range of innovative logistics solutions encompasses the entire supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, with turnover of £6.7 billion (US$10.9 billion/ €9.7 billion), employs over 109,000 people in 2,050 locations in more than 120 countries worldwide. Exel's customers include over 70% of the world's largest, quoted non-financial companies. More information is available at www.exel.com.



EXEL CONFIRMS GOOD THIRD QUARTER TRADING MEETS EXPECTATIONS AND IS MAKING RAPID PROGRESS ON TIBBETT & BRITTEN INTEGRATION

(London, UK - 26 October, 2004) Exel plc, the global leader in supply chain management, today confirmed that trading through the third quarter had been in line with internal forecasts. The Group also confirmed that it is on track to meet full year market expectations.

Chief Executive, John Allan said "New business wins in the third quarter have continued the strong performance of the first half and have included Contract Logistics wins with Boots, Briggs & Stratton, Burberry, Mothercare and Spar. Particularly pleasing were the recent wins with Procter & Gamble, a joint Exel and Tibbett & Britten customer, in France, Morocco and the US. Within Freight Management we won additional business with EADS, Fritolay, HP and Samsung, amongst others. Free cash flow generation has also been good, boosted by the final tranche of proceeds from the sale of Sirva Inc shares."

Within Freight Management, international airfreight volumes have continued to be buoyant throughout the quarter, up 22% over last year, with seafreight revenues up even more strongly by 30%. Compared with the first half performance, fuel surcharge recovery improved despite the increase in rates from the airlines. Europe continued its strong revenue and profit performance from the first half. Profits grew within Asia, although growth was held back by continuing pressure on margins from tight capacity. The Americas result was break-even, an improvement on the loss recorded in the first half.

Exel's Contract Logistics operations in the Americas and Asia Pacific have continued their strong performance of the first half. In the Americas this was led by the automotive sector, and in Asia particularly pleasing was the

performance of the expanded technology operations in Japan, following the acquisition of Fujitsu Logistics. Performance in the automotive and healthcare sectors in Europe was strong, but with weaker performances in France, technology and Tradeteam.

Following the acquisition of Tibbett & Britten in August, customer reaction has been generally positive. Integration of the business has proceeded rapidly with the Elstree head office closed in mid-October and functional and regional integrations proceeding well. Trading is meeting expectations with the exception of Mexico and South Africa, where there is some weakness. Exel is confident that it will exceed the target synergy savings and meet the internal targets for the acquisition.

John Allan concluded: "Airfreight and seafreight have continued to be strong, our pace of new business wins is ahead of last year and we are rapidly integrating Tibbett & Britten into our business. We maintain a strong balance sheet and cash flow and we are on track to meet market expectations for 2004. Looking ahead we remain confident of delivering our medium term growth expectations."

-ends-

Conference call for Analysts, Institutions and other Interested Parties
John Allan and Duncan Magrath will be hosting a conference call from 12.00 hrs UK time for questions concerning this announcement. The dial-in number for the call is +44 20 8974 7900 and the verbal access code is C699831. A replay service will be available until Monday, 1 November on dial-in number +44 1296 618700, access PIN 556725.

For more information, please contact:

Exel plc
Duncan Magrath
Director of Investor Relations
and Financial Strategy +44 7802 636283

The Maitland Consultancy
Lydia Pretzlik/Brian Hudspith +44 20 7379 5151

Notes to Editors – about Exel

Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing, retail and consumer industries. Exel's comprehensive range of innovative logistics solutions encompasses the entire supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, with proforma turnover of £6.7 billion (US$10.9 billion/ €9.7 billion), employs over 109,000 people in 2,050 locations in more than 120 countries worldwide. Exel's customers include over 70% of the world's largest, quoted non-financial companies. More information is available at www.exel.com.


exel

CORY ENVIRONMENTAL STRENGTHENS ITS COMMERCIAL SERVICES

(London, UK - 3 November 2004) Cory Environmental, a wholly owned subsidiary of Exel plc, has extended its commercial waste and recycling management service to the whole of the UK by the all cash acquisition of Waste Hire Services Limited (WHS). The company has an annual turnover of £12 million, had net assets at 31 August 2003 of £1 million and will play an important part in Cory's development of its commercial waste management solutions.

WHS, which has a 20 per cent market share, is the country's leading provider of ad hoc waste management collection services to commercial and industrial businesses. Cory will continue WHS' proven practice of providing these services on an outsourced basis and of trading under the Skippy Nationwide, Dusty Bin and Wells Fargo brands.

David Riddle, Chief Executive, Cory Environmental, said: "The purchase of WHS positions Cory at the centre of the commercial and industrial waste and resource management sectors.

"This important acquisition strengthens our commercial service and enables Cory to provide waste and recycling collections at a national level to the UK's largest businesses, many of whom are already customers of Exel plc, Cory's parent company."

John Phillips, Managing Director, Waste Hire Services, said: "Combining with Cory will strengthen the comprehensive service we provide. I am pleased to be transferring with the business, as I believe that this move will accelerate the growth of the organisation and will offer greater opportunities for development of our staff and our subcontractors."

WHS has offices in Telford and Bury and employs 37 people.

ENDS

Editor's Notes

Cory Environmental

Cory Environmental is one of the UK's leading waste management companies. It operates throughout the country and employs around 1,000 staff. The Company provides a wide range of integrated waste management services from street cleansing and municipal waste collection to recycling, transfer and disposal.

Cory is a wholly owned subsidiary of Exel plc, one of the world's largest logistics companies and a member of the FTSE 100 index.

For further information please contact:

Achilleas Georgiou Tel: 020 7417 5200 or 07802 970154



Press Information

EXEL HOSTS 4TH ANNUAL INVESTOR CONFERENCE
Confirms trading is in line with market expectations

(London, UK - 24 November, 2004) Exel plc, the global leader in supply chain management, today confirmed that trading remains in line with market expectations and that the Group will deliver good underlying earnings progress for 2004.

Speaking at Exel's annual investor conference, held in London, John Allan, Chief Executive, commented: "Overall trading in October was very satisfactory, in line with the trend we announced for Q3 a month ago. The integration of Tibbett & Britten is proceeding well and we can confirm that our current expectations for 2005 from the acquired Tibbett & Britten business are for underlying operating profit to be in the range of £45m to £50m. This takes into account cost synergies net of customer losses and more conservative non-cash FRS17 pension cost assumptions."

Exel outlined the status of its plans for preparing its financial statements in accordance with International Accounting Standards and International Financial Reporting Standards. This is well advanced and whilst there is some more detailed work to be done, the initial unaudited estimate is that it will have only a relatively modest impact on reported underlying earnings.

The recovery plan for Americas Freight Management remains on track and Exel continues to make good progress on cost savings and integration, however, the likely pace of profit recovery will be modest. As a result, Exel stated that it was likely to take an exceptional write-down of goodwill of circa £100m. In addition, estimates of the other key elements that will be included in exceptional items for 2004 are approximately £80m of exceptional profits

mostly relating to the sale of Sirva Inc shares and circa £30m of Tibbett & Britten integration costs.

Summarising the conference John Allan said "As we enter a new phase of our development our principal focus will continue to be on delivering value to our customers and shareholders. As a global market leader in long term growth markets we are confident about our ability to deliver sustained performance in the years ahead."

For more information:

The slides of the investor presentation will be available on www.exel.com

Alternatively please contact:

Exel plc
Duncan Magrath
Director of Investor Relations
and Financial Strategy +44 7802 636283

The Maitland Consultancy
Martin Leeburn/Brian Hudspith +44 20 7379 5151

Notes to Editors – about Exel

Exel is the global leader in supply chain management, providing customer-focused solutions to a wide range of manufacturing, retail and consumer industries. Exel's comprehensive range of innovative logistics solutions encompasses the entire supply chain from design and consulting through freight forwarding, warehousing and distribution services to integrated information management and e-commerce support.

Exel, a UK listed, FTSE 100 company, with proforma turnover of £6.7 billion employs over 109,000 people in 2,050 locations in more than 120 countries worldwide. Exel's customers include over 70% of the world's largest, quoted non-financial companies. More information is available at www.exel.com.

Press Release
Embargo to 7.00 am 1 December 2004

30 November 2004

CORY ENVIRONMENTAL EXPANDS WASTE TRANSFER SERVICE IN LONDON

Cory Environmental, a wholly owned subsidiary of Exel plc, has expanded its waste transfer services in London with the acquisition of World's End Waste Transfer Station in Wandsworth, London. The business has a turnover of approximately £3 million.

The 12,800 square metre site, to be renamed the Pensbury Place Waste Transfer Station, will receive commercial waste from central and south London. The announcement follows Cory's recent acquisition of commercial collection company, Waste Hire Services, at the beginning of November.

Unlike Cory's three other London transfer stations that are river served, Pensbury Place is accessed by road and gives the recycling and waste management company a larger share of the capital's commercial waste transfer market.

Malcolm Ward, Chief Operating Officer, Cory Environmental, said: "Pensbury Place Waste Transfer Station sits perfectly within Cory's London strategy while complementing our successful river based waste management facilities in London. This new addition strengthens our position as a leading provider of waste management solutions in the capital. Significantly, it gives us flexibility and another option in transporting waste by river or road."

Cory's acquisition of the site does not include World's End Waste's collection business..

Ends.

For further information please contact:

Achilleas Georgiou: 020 7417 5200 or 07802 970154

Editor's Notes

Cory Environmental

Cory Environmental is one of the UK's leading waste management companies. It operates throughout the country and employs around 1,000 staff. The Company provides a wide range of integrated waste management services from street cleansing and municipal waste collection to recycling, transfer and disposal.

In 2003, Cory transported over 650,000 tonnes of residual waste, more than 15% of London's waste, on the River Thames for disposal at Mucking in Essex. This keeps over 100,000 heavy goods vehicle movements off London's roads each year.

Cory is a wholly owned subsidiary of Exel plc, one of the world's largest logistics companies and a member of the FTSE 100 index.